Exhibit 10.41

6/21/2019

Max Glover

[***]

[***]

Dear Max:

I am very pleased to offer you the position of Senior Vice President, Worldwide Sales, reporting to Ravi Vig. You will have primary responsibility for the WW Sales Organization, working closely with Dan Demingware over the next several months to ensure a smooth transition. You will have immediate accountability to craft the worldwide sales organization transformation. We believe you will be an excellent addition to our team and are very much looking forward to having you on board.

This offer is contingent upon a background check and our ability to successfully verify your employment and educational credentials, along with your written acceptance of the position under the following terms of employment.

Your starting salary will be $6,250 per week, annualized at $325,000. In lieu of participating in the Company’s Annual Incentive Plan (AIP), from your date of hire though the end of FY20 (March 31, 2020), you will be eligible for a one-time special bonus based on a defined set of goals agreed upon between you Dan and Ravi. This award will be prorated from your date of hire and calculated using a 70% annualized target as the starting point. Beginning in FY21, you will be eligible to participate in AIP at a target level of 70%. Under this plan, payments are made when Allegro achieves its fiscal year financial targets. Your actual payment will be based on Allegro’s financial performance and your individual contributions towards these results.

Your work location will be from your home office until (and if) there is a liquidity event (IPO), in which case your permanent work location will be Manchester, NH. Until such event occurs, it is expected that you will travel to Manchester and other Allegro facilities or customer locations on an as needed basis. You will be expected to relocate to your permanent work location within one year of a liquidity event. At the time of such planned relocation, you will be provided a one-time relocation payment of $100,000 (gross amount) to be reimbursed to Allegro MicroSystems, LLC should you voluntarily terminate your employment in less than two (2) full years from the date of the relocation payment. If you choose to relocate sooner than a liquidity event, we will support your move.

You will be provided a deferred hiring bonus of $476,500 to be paid to you according to the installment schedule noted below. The payment of these installments will be processed in accordance with the normal payroll processing schedule upon each milestone. Entire amount to be reimbursed to

Allegro MicroSystems, LLC should you voluntarily terminate your employment in less than 3 full years from the date of hire.

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$94k – within 1 year of hire or as an option, payable within 30 days of your hire with the entire amount to be reimbursed to Allegro Microsystems, LLC should you voluntarily terminate your employment in less than 1 full year from date of hire. You will advise Allegro which year you prefer this payment to be made in order to optimize your taxes.

•	$182,000 to be paid after the completion of your 1st anniversary date

•	$151,000 to be paid after the completion of your 2nd anniversary date

•	$49,500 to be paid after the completion of your 3rd anniversary date

You will also be awarded an equity grant of 15,000 Class L shares at a price to be determined by the Board in August 2019 based on our mid-year plan update. If you choose to file an 83B, you will be eligible for a loan of approximately 45% of the value of the grant. More details on this award will be provided once you are on board.

Lastly, you will be offered a severance agreement which will provide severance benefits to you in the event your employment with Allegro is terminated involuntarily “without cause” or voluntarily by you for “Good Reason”, provided you sign a “Termination Agreement & General Release”. The severance benefits will include severance pay equal to one time your annual base salary plus one time your target annual bonus (see attached draft severance agreement).

This offer is contingent upon your compliance with the Immigration Reform and Control Act of 1986. This Act requires that you establish your identity and employment eligibility. To do so, you will need to bring the required documents on your first day of employment. You will not be able to commence employment until the required documents (attached) are provided.

In addition to the above, you will be eligible to participate in the Company’s extensive benefits program, including:

•	Comprehensive Medical Insurance

•	Dental Insurance

•	Vision Insurance

•	Life Insurance

•	Short-term disability

Long-term disability

•	401(k) Savings Plan

•	Vacation allotment will be 4 weeks per year

Please note that some of these coverages and benefits require employee contributions. You will receive additional information at the time you begin employment.

We have enclosed a copy of Allegro’s Intellectual Property and Confidentiality Agreement for your review. Should you accept the position you will be required to sign this Agreement on your first day of employment.

This is not a contract for employment. Your employment with Allegro is voluntary and is subject to termination by you or Allegro at will, with or without cause, and with or without notice, at any time.

Max, we believe this opportunity provides you the scope and challenge you seek. Your skills and ability should enable you to make a significant contribution to our business.

To indicate your agreement with the above terms and conditions of employment with Allegro MicroSystems, please sign below and return one copy of this letter to me at your earliest convenience. If you have any questions, please contact me at [***] We look forward to your response by 6/10/2019.

Very truly yours,

/s/ Sean Burke
Sean Burke
SVP/Chief HR Officer